Exhibit 21.1
List of Subsidiaries

Entity's name for conducting business	Jurisdiction of incorporation

Aesynt Pty Ltd.	Australia

Ateb Canada Ltd.	Canada

Aesynt Canada, Inc.	Canada

Omnicell (Beijing) Technology Co., Ltd.	China

Mach 4 Automatisierungs Technik, GmbH	Federal Republic of Germany

Omnicell GmbH	Federal Republic of Germany

Omnicell SAS	France

Health Robotics S.r.l.	Italy

Aesynt S.r.l	Italy

Aruba S.r.l	Italy

Aesynt Holding Cooperatief U.A.	Netherlands

Aesynt Holding B.V.	Netherlands

Aesynt B.V.	Netherlands

Avantec Healthcare Ltd.	United Kingdom

Omnicell Ltd.	United Kingdom

Surgichem, Ltd.	United Kingdom

Aesynt, Inc.	United States

Ateb, Inc.	United States

MedPak Holdings, Inc.	United States

MTS Medication Technologies, Inc.	United States

MTS Packing Systems, Inc.	United States

Omnicell International, Inc.	United States

Aesynt Holdings, Inc.	United States